DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/08/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]
				      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS 			WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
887,223

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,147,653

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,147,653

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.22%

14. TYPE OF REPORTING PERSON
IA
tem 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Energy Infrastructure Acquisition Corp ("EII" or the "Issuer"). The principal executive offices of EII are located at C/O SCHWARTZ & WEISS, P.C.
457 MADISON AVENUE
NEW YORK NY 10022


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 8/28/2008 there were 27,221,747 shares of common stock outstanding as of August 25, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,147,653 shares of EII or 4.22% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of EII were traded:

none


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/25/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exibit 1

September 8, 2008

Energy Infrastructure Acquisition Corp.
1105 North Market Street
Suite 1300
Wilmington, Delaware 19899

Gentlemen:

Opportunity Partners L.P. is the beneficial owner of shares of Energy Infrastructure Acquisition Corp. that are valued in excess of $2,000.00. We have held our shares for at least 12 months and intend to hold them
through the next annual meeting.   We hereby submit the following proposal
and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in managements proxy materials for the next meeting of stockholders. We will withdraw this proposal if the Company assures us that it will not attempt to withdraw more than $3,430,111 from the Trust Account.

RESOLVED: Under no circumstances other than pursuant to a valid court order may the Company withdraw more than $3,430,111 from the Trust Account.

Supporting Statement

The Company is entitled to withdraw a maximum of $3,430,111 from interest earned on the Trust Account for working capital purposes. According to the Companys registration statement our directors and officers have agreed to indemnify us for all claims of creditors to the extent that we fail to obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust.

The Companys Form 10-Q for the quarter ending June 30, 2008 stated:

In the event a plan of dissolution and liquidation is approved by the Public Stockholders of the Company before the principal balance of the Energy and Sanibel notes become repayable, the right of Mr. Sagredos to be repaid the balance due under the notes shall be subordinate to, and subject to prior satisfaction of (a) the right of each Public Stockholder of the Company to receive a distribution from the Trust Account equaling $10.00 (plus interest) for each share held by such Public Stockholder and (b) the obligation of the Company to pay all costs and expenses of implementing and completing its plan of dissolution and distribution, in case the Company fails to consummate a business combination, including all costs and expenses relating to the filing of its dissolution, the winding up of the Companys business and the costs relating to the approval by stockholders of its plan of dissolution and distribution.

We believe this language casts doubt on whether the aforementioned indemnification provision against all claims of creditors . . . in order to protect the amounts held in trust insures that the maximum amount the Company may withdraw from the Trust Account is $3,430,111. This proposal seeks to eliminate such doubt and insure that under no circumstances other than pursuant to a valid court order may the Company withdraw funds from the Trust Account in excess of $3,430,111.

Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.
							General Partner
Cc: 	Mitchell S. Nussbaum, Esq.
	Loeb & Loeb LLP